UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of March, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 26, 2015, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that at the CEMEX Ordinary Shareholders’ Meeting held on March 26, 2015, members of CEMEX’s Board of Directors, as well as members of the Audit and Corporate Practices and Finance Committees, were elected as follows:

BOARD OF DIRECTORS:

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Director of the Company)
FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Director of the Company)
TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the President of the Board of Directors, who is a Relevant Director of the Company)
IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth degree blood relative of the President of the Board of Directors, who is a Relevant Director of the Company)
ARMANDO J. GARCÍA SEGOVIA	Independent Director
RODOLFO GARCÍA MURIEL	Independent Director
ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director
DIONISIO GARZA MEDINA	Independent Director
JOSÉ MANUEL RINCÓN GALLARDO PURÓN	Independent Director
RAFAEL RANGEL SOSTMANN	Independent Director
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director
ARMANDO GARZA SADA	Independent Director
DAVID MARTÍNEZ GUZMÁN	Independent Director

ROGELIO ZAMBRANO LOZANO and RAMIRO GERARDO VILLARREAL MORALES were elected President and Secretary of the Board of Directors of CEMEX, the latter not being a Director.

AUDIT COMMITTEE:

JOSÉ MANUEL RINCÓN GALLARDO PURÓN	President
ROBERTO LUIS ZAMBRANO VILLARREAL
RAFAEL RANGEL SOSTMANN
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

CORPORATE PRACTICES AND FINANCE COMMITTEE:

DIONISIO GARZA MEDINA	President
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL
RODOLFO GARCÍA MURIEL
ARMANDO GARZA SADA

The Corporate Practices and Finance Committee will take over the Finance Committee’s responsibilities with respect to mergers, acquisitions, review of market information and financial plans, including financing and related transactions.

RAMIRO GERARDO VILLARREAL MORALES will act as Secretary of each of the Audit and Corporate Practices and Finance committees without forming part of the aforementioned committees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 26, 2015	By :	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller